SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SuccessFactors, Inc.

(Name of Subject Company)

Saturn Expansion Corporation

a wholly-owned subsidiary of

SAP America, Inc.

a wholly-owned subsidiary of

SAP AG

(Name of Filing Persons, Offerors)

Common Stock, par value $0.001 per share,

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Michael Junge

General Counsel

SAP AG

Dietmar-Hopp-Allee 16

D-69190 Walldorf

Federal Republic of Germany

+49 6227 74 7474

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

A. Peter Harwich

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

Telephone: (212) 610-6300

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO is being filed by SAP AG, a stock corporation organized under the laws of Germany (SAP), SAP America, Inc., a Delaware corporation (SAP America), and Saturn Expansion Corporation, a Delaware corporation and a wholly owned subsidiary of SAP America, pursuant to General Instruction D to Schedule TO.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of SuccessFactor’s common stock described in this communication has not commenced. At the time the offer is commenced, Saturn Expansion Corporation, a subsidiary of SAP America, SAP America and SAP will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC), and SuccessFactors will file a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC, with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed with respect to the tender offer with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement and related materials, when available, may be obtained for free by directing such requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone: +49 6227 744872. The Solicitation/Recommendation Statement and related documents, when available, may be obtained for free by directing such requests to SuccessFactors, Inc., Attention: Hillary B. Smith, 1500 Fashion Island Blvd., Suite 300, San Mateo, California, Telephone: (650) 645-2000. In addition, free copies of the Tender Offer Statement and related materials and the Solicitation/Recommendation Statement, when available, may be obtained from the information agent for the tender offer.

ITEM 12. EXHIBITS

(a)(5)(A)*	Joint press release issued by SAP AG and SuccessFactors, Inc. dated December 3, 2011

(a)(5)(B)*	Script of financial analyst and press call by senior management of SAP AG and SuccessFactors, Inc. held on December 3, 2011

(a)(5)(C)*	SAP AG spokesperson FAQ dated December 3, 2011

(a)(5)(D)*	SAP customer letter dated December 3, 2011

(a)(5)(E)*	SAP partner portal message dated December 3, 2011

(a)(5)(F)*	SAP CEO employee FAQ dated December 3, 2011

(a)(5)(G)*	SAP CEO employee email dated December 3, 2011

(a)(5)(H)*	SAP On-demand team email dated December 3, 2011

(a)(5)(I)*	SAP news article for corporate portal dated December 3, 2011

(a)(5)(J)*	Email from the Employee Representatives of the Supervisory Board to SAP Employees in Germany

(a)(5)(K)*	Transcript of financial analyst and press call by senior management of SAP AG and SuccessFactors, Inc. held on December 3, 2011

(a)(5)(L)*	OnDemand Manager Communications Kit dated December 5, 2011

(a)(5)(M)*	Email to Crossgate Employees dated December 5, 2011

(a)(5)(N)*	Transcript of financial analyst call by senior management of SAP AG and SuccessFactors, Inc. held on December 5, 2011

(a)(5)(O)	Transcript of Barclays Capital Global Technology Conference held on December 8, 2011

*	Previously filed

EXHIBIT INDEX

Exhibit No.	Exhibit

(a)(5)(A)*	Joint press release issued by SAP AG and SuccessFactors, Inc. dated December 3, 2011

(a)(5)(B)*	Script of financial analyst and press call by senior management of SAP AG and SuccessFactors, Inc. held on December 3, 2011

(a)(5)(C)*	SAP AG spokesperson FAQ dated December 3, 2011

(a)(5)(D)*	SAP customer letter dated December 3, 2011

(a)(5)(E)*	SAP partner portal message dated December 3, 2011

(a)(5)(F)*	SAP CEO employee FAQ dated December 3, 2011

(a)(5)(G)*	SAP CEO employee email dated December 3, 2011

(a)(5)(H)*	SAP On-demand team email dated December 3, 2011

(a)(5)(I)*	SAP news article for corporate portal dated December 3, 2011

(a)(5)(J)*	Email from the Employee Representatives of the Supervisory Board to SAP Employees in Germany

(a)(5)(K)*	Transcript of financial analyst and press call by senior management of SAP AG and SuccessFactors, Inc. held on December 3, 2011

(a)(5)(L)*	OnDemand Manager Communications Kit dated December 5, 2011

(a)(5)(M)*	Email to Crossgate Employees dated December 5, 2011

(a)(5)(N)*	Transcript of financial analyst call by senior management of SAP AG and SuccessFactors, Inc. held on December 5, 2011

(a)(5)(O)	Transcript of Barclays Capital Global Technology Conference held on December 8, 2011

*	Previously filed